EXHIBIT (a)(1)(iv)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE EMPLOYEES

TO: [Employee]

FROM: Leslie McMahon, Director, Talent Crew

SUBJECT: IMPORTANT NEWS: Launch of Stock Option Exchange Program

DATE: August 6, 2013

IMPORTANT NEWS—PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 9:00 P.M., PACIFIC TIME, ON SEPTEMBER 4, 2013.

We are pleased to announce that Skullcandy is launching an important employee compensation program for Skullcandy employees with eligible stock options. As you know, we have experienced a decline in our stock price since our initial public offering in July 2011 and in particular, over the last year. We realize that many of you have options that are significantly out-of-the-money (meaning that the exercise price is well below the current stock price). We understand that this has an impact on employee morale and motivation. Management and the Board have, at length, considered how to balance the needs of our incredible employees against what is fair to our stockholders.

After careful consideration, we have decided to implement a stock option exchange program. The basic idea of the program is to enable employees to exchange their eligible out-of-the-money stock options for a new stock option grant at the current fair market value. It is intended that the new option will have roughly the same value as the out-of-the-money option, which means that the new option will be for fewer shares, given that the exercise price will be lower. In addition, the vesting of the new options will start from scratch.

To more fully describe the details of the stock option exchange program: the program, which is entirely voluntary, allows Skullcandy non-executive officer employees to exchange stock options that have exercise prices equal to or greater than $9.62 per share, for new “replacement” options with exercise prices equal to the closing price of our common stock on the grant date (the “replacement option grant date”). Replacement options will have new four-year vesting terms and will vest in four equal annual installments beginning on the replacement option grant date. Meaning if you exchange vested options in the program, you will receive unvested options in return.

This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. But, the objective of our equity incentive programs has been, and continues to be, to link the personal interests of our employees to those of our stockholders, and we believe that the option exchange is an important component in our efforts to achieve that goal.

STOCK OPTION EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you’ll find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the resources on the option exchange program website. If you choose to participate, you can elect to do so through this website as well. To log into the website, please go to http://skullcandy.equitybenefits.com. Your login ID is xxxx@skullcandy.com, your initial password is xxxxxx. You will be required to reset your password during your initial login.

ELIGIBILITY

All U.S. and foreign employees who hold options priced at $9.62 or above and are continuously employed by Skullcandy throughout the offering period are eligible. Senior executives and members of our Board of Directors are excluded.

EXCHANGE DETAILS

•	Exchange Ratio: Options will be exchanged for new options covering an equal or lesser number of shares than the option tendered for exchange, depending on the exercise price as follows:

Exercise Price	Exchange Ratio (Eligible Options-for- Replacement Options)	Example
$9.62 - $10.31	1.45-for-1	5,000 Eligible Options exchanged for 3,448 Replacement Options

$11.99 - $12.42	1.70-for-1	5,000 Eligible Options exchanged for 2,941 Replacement Options

$16.00 - $16.42	2.15-for-1	5,000 Eligible Options exchanged for 2,325 Replacement Options

$19.99 - $20.00	2.60-for-1	5,000 Eligible Options exchanged for 1,923 Replacement Options

Some key features of the new options will include:

•	Type of Option: Non-qualified stock options (U.S.) or unapproved stock options (foreign).

•	Vesting Period: New four-year term, vesting 25% each anniversary of the grant date.

•	Option Term: New ten-year term.

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Strike Price: Closing sale price of Skullcandy’s common stock, as reported on The NASDAQ Global Market, on the grant date of the replacement options, which we currently expect to be September 4, 2013, the date the offering period expires.

TIMING

•	The offering period begins now and will end at 9:00 p.m., Pacific Time, on September 4, 2013, unless Skullcandy is required or decides to extend the offering period to a later date.

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Employees who wish to participate in the option exchange program must elect to participate during this window through the option exchange program website. We will not accept any elections after 9:00 p.m., Pacific Time, on September 4, 2013, unless Skullcandy is required or opts to extend the offering period to a later date.

•	Based on our expected timeline, employees will be granted a replacement option in exchange for each eligible option tendered for exchange on September 4, 2013.

HOW TO LEARN MORE

The election period for this program begins today. There are many things to consider when deciding whether or not to participate in this program, and we encourage you to carefully read the Offering Materials before deciding to participate. Please review the option exchange program website for more information and instructions on how to elect to participate in the program, change a prior election and withdraw your election before the end of the election period. If for any reason you are unable to access the Stock Option Exchange Program Website, you may make, change or withdraw your election by submitting a paper election form via facsimile to (801) 601-3735, but it must be completed, signed and received by 9:00 p.m. Pacific time on September 4, 2013.

NO SKULLCANDY EMPLOYEE IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON YOUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND/OR TAX ADVISORS AS PART OF YOUR DECISION MAKING PROCESS.

For those employees residing outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. Skullcandy makes no representations regarding the financial or tax consequences of your participation in this offer.

If you have any questions about the exchange program, please contact ExchangeQuestions@skullcandy.com.